Exhibit 99.1
Canadian Solar Names Gregory Ashley as Acting President of U.S. Subsidiary
Toronto, Canada, June 29, 2009 — Canadian Solar Inc. (“the Company”, “Canadian Solar” or “we”) (NASDAQ: CSIQ) has named Gregory Ashley as acting President of Canadian Solar (USA) Inc. effective June 25, 2009. He will report directly to Mr. Yan Zhuang, Canadian Solar’s Vice President of Sales and Marketing. Ashley assumes the position from Robert Patterson, who resigned effective June 25, 2009 to pursue other interests.
Dr. Shawn Qu, Chairman and CEO of Canadian Solar, commented: “I would like to thank Robert for his services during his tenure, and wish him well. I am confident that our US team will achieve a new level of success under Greg’s leadership and Yan’s oversight. Greg is a well-recognized veteran in the U.S. solar market, with extensive connections and an in-depth understanding of the solar energy industry. His impressive background includes working with Heliodyne, Westinghouse, Osram Sylvania, Eaton, Schlumberger and SunEdison. Greg came to Canadian Solar Inc. at the beginning of 2009 and helped the expansion of our U.S. sales and support team. We are pleased to have him lead our U.S. team as we continue to execute our expansion strategy.”
About Canadian Solar Inc. (NASDAQ: CSIQ)
Canadian Solar Inc. is a leading vertically integrated provider of ingot, wafer, solar cell, solar module and other solar applications. Canadian Solar designs, manufactures and delivers solar products and solar systems for on-grid and off-grid use to customers worldwide. Canadian Solar is one of the world’s largest solar module producers by manufacturing capacity. With operations in North America, Europe and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global sustainable development. For more information, visit www.canadian-solar.com.

Safe Harbor/Forward-Looking Statements
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on June 8, 2009. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.
Contacts:
In Canada
Alex Taylor
IR Director
Canadian Solar Inc.
Tel: +1-905-530-2334
ir@csisolar.com
In the U.S.
David Pasquale
Global IR Partners
Tel: +1-914-337-8801
csiq@globalirpartners.com